File No. 001-13252

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (FEE REQUIRED)

For the plan year ended March 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McKesson Corporation

McKesson Plaza
One Post Street
San Francisco, CA 94104
(415) 983-8300

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS
FORM 5500, SCHEDULE H, PART IV, LINE 4j SCHEDULE OF REPORTABLE TRANSACTIONS
SIGNATURE
Exhibit 23.1
Exhibit 32.1
Exhibit 32.2

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

TABLE OF CONTENTS		Page

INDEPENDENT AUDITORS’ REPORT		1
FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2003 and 2002:
Statements of Net Assets Available for Benefits		2
Statements of Changes in Net Assets Available for Benefits		3
Notes to Financial Statements		4-18
SUPPLEMENTAL SCHEDULES as of and for the Years Ended March 31, 2003 and 2002:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)		19
Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions		20

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:
23.1	Independent Auditors’ Consent
32.1	Certification pursuant to 18 U.S.C. Section 1360, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification pursuant to 18 U.S.C. Section 1360, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
San Francisco, California
August 28, 2003

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2003 AND 2002 (IN THOUSANDS)

	2003			2002

		Non-			Non-
	Participant	Participant		Participant	Participant
	Directed	Directed		Directed	Directed

	Plan’s			Plan’s
	Share of	Company		Share of	Company
	Master	Stock	Plan	Master	Stock	Plan
	Trust	Fund	Total	Trust	Fund	Total

ASSETS:
Cash and cash equivalents
Allocated	$	$588	$588	$	$749	$749
Unallocated		413	413		611	611

Total cash and cash equivalents	—	1,001	1,001	—	1,360	1,360

Investments:
Interest in Master Trust	615,184		615,184	697,792		697,792
McKesson Corporation common stock:
Allocated stock		230,739	230,739		316,655	316,655
Unallocated stock		125,394	125,394		252,786	252,786

Total investments	615,184	356,133	971,317	697,792	569,441	1,267,233

Receivables:
Dividends and interest on:
Allocated stock		495	495		465	465
Unallocated stock		366	366		493	493
Due from broker for securities sold - allocated					434	434

Total receivables	—	861	861	—	1,392	1,392

Total assets	615,184	357,995	973,179	697,792	572,193	1,269,985

LIABILITIES:
Line of credit – On unallocated stock		5,300	5,300		5,300	5,300
ESOP promissory notes payable – On unallocated stock		56,372	56,372		69,175	69,175
Accrued interest expense – On unallocated stock		2,359	2,359		2,635	2,635
Accrued expenses	2,283		2,283	3,174		3,174

Total liabilities	2,283	64,031	66,314	3,174	77,110	80,284

NET ASSETS AVAILABLE FOR BENEFITS	$612,901	$293,964	$906,865	$694,618	$495,083	$1,189,701

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002 (IN THOUSANDS)

	2003			2002

		Non-			Non-
	Participant	Participant		Participant	Participant
	Directed	Directed		Directed	Directed

	Plan’s			Plan’s
	Share of	Company		Share of	Company
	Master	Stock	Plan	Master	Stock	Plan
	Trust	Fund	Total	Trust	Fund	Total

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(127,865)	$(185,800)	$(313,665)	$22,612	$168,437	$191,049
Dividends and interest	11,930	3,639	15,569	12,794	3,997	16,791

Net investment income (loss)	(115,935)	(182,161)	(298,096)	35,406	172,434	207,840

Contributions:
Participants	65,370		65,370	63,902		63,902
Employer		16,011	16,011		18,863	18,863

Total additions (deductions)	(50,565)	(166,150)	(216,715)	99,308	191,297	290,605

DEDUCTIONS:
Benefits paid to participants	56,850	20,635	77,485	70,103	33,833	103,936
Interest expense		5,066	5,066		5,881	5,881
Administrative expenses	887	75	962	2,281	38	2,319

Total deductions	57,737	25,776	83,513	72,384	39,752	112,136

INCREASE (DECREASE) IN NET ASSETS BEFORE INTERFUND TRANSFERS AND OTHER PLAN TRANSFERS	(108,302)	(191,926)	(300,228)	26,924	151,545	178,469
INTERFUND TRANSFERS	9,193	(9,193)	—	9,619	(9,619)	—
TRANSFER OF NET ASSETS FROM OTHER PLANS	17,392		17,392	9,097		9,097

INCREASE (DECREASE) IN NET ASSETS	(81,717)	(201,119)	(282,836)	45,640	141,926	187,566
Beginning of Year	694,618	495,083	1,189,701	648,978	353,157	1,002,135

End of Year	$612,901	$293,964	$906,865	$694,618	$495,083	$1,189,701

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

1.	PLAN DESCRIPTION

The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except those covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain administrative costs incurred by the PSIP are paid by the Company.

The Plan has an undivided interest in the McKesson Corporation Profit-Sharing Master Trust (the “Master Trust”), which was established for the investment of assets of the Plan, and several other McKesson-sponsored plans. During fiscal year 2003, the other McKesson-sponsored plans, participating in the Master Trust, were transferred into the Plan (see Transfers from Other Qualified Plans, below). As a result of the transfers, the Plan owned 100% of the assets in the Master Trust at March 31, 2003. The assets of the Master Trust are held by JPMorgan Chase Bank (the “Plan Trustee”), see Note 11.

The Plan is comprised of the following:

A.	Profit-Sharing Investment Plan

Transfers from Other Qualified Plans – The following net assets available for benefits were transferred into the Plan (in thousands):

		Transferred
	Effective Date	Amount

Fiscal 2003:
Zee Medical Service 401(k) Plan	May 1, 2002	$23
FoxMeyer Employees’ Savings and Profit-Sharing Plan	December 31, 2002	13,179
Rawson Drug & Sundry Company Employees’ Trust	March 31, 2003	1,359
Spectro Industries, Inc. Trust	March 31, 2003	2,831

Total		$17,392

Fiscal 2002:
McKesson/APS 401(k) Plan	January 31, 2002	$1,518
MedManagement Employee Savings Plan	January 31, 2002	6,126
Prospective Health, Inc. Savings and Retirement Plan	January 31, 2002	424
Hawkeye Medical Supply, Inc. Profit-Sharing Plan	February 28, 2002	1,029

		$9,097

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Contributions - Participants may elect to make basic contributions ranging from 1%-4% of compensation for employees of McKesson Information Solutions, Inc. (“MIS”), a subsidiary of the Company, or 1%-6% for all other Company employees. Participants who make basic contributions of 6% (4% for MIS participants) may elect to make supplemental contributions of up to an additional 14% of compensation (16% for MIS participants). A participant’s pretax contributions generally are limited to $12,000 for calendar year 2003 and $11,000 for calendar year 2002. Total contributions are limited to the lesser of $40,000 or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make catch-up contributions of 20% of compensation pay. Catch-up contributions are limited to $2,000 for calendar year 2003 and $1,000 for calendar year 2002. Additional limits may apply to individuals classified as highly compensated employees.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.

Vesting – Participant contributions and earnings thereon are 100% vested at all times.

Investment Options - Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:

Certus Stable Value Fund (renamed Standish Mellon Stable Value Fund) invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.

Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation and normally invests in common stocks.

Putnam International Equity Fund Y (formerly Putnam International Growth Fund Y) invests primarily in a diversified portfolio of equity securities of companies located outside of the United States.

Putnam Investors Fund Y invests primarily in common stocks, with a goal of long term capital growth. This fund was closed on January 10, 2003 and replaced by MFS Institutional Large Cap Growth Fund which has a similar goal.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

State Street Balanced Fund is a custom mix of commingled pools that invests 60% in State Street Global Advisors S&P 500 Index Fund, 37% in State Street Global Advisors Bond Market Index Fund and 3% in short-term investments.

State Street Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

State Street S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that fund.

Wellington Management Small Cap Portfolio represents shares of a registered investment company that invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long term growth by investing in the stocks of small companies.

McKesson Corporation Employee Company Stock Fund represents shares invested in Company common stock.

Mutual Fund Window provides access to approximately 170 mutual fund options from more than 20 investment companies.

Brokerage Window provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and account fees are charged to the participant’s account as well as standard plan-related fees.

Loans - Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balances, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s accounts attributable to basic, supplemental catch-up and rollover contributions. The loans bear interest at the then current prime rate of interest plus 1%. Contractual interest rates ranged from 5.25% to 11% in fiscal 2003 and from 5.75% to 11% in fiscal 2002. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions.

Payment of Benefits - Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount. Former employees may remain participants in the Participant Directed Funds by electing to receive installment payments or deferring withdrawal until a later date.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

B.	Employee Stock Ownership Plans

General - The Company Stock Fund consists of a leveraged Employee Stock Ownership Plan (“ESOP”). In fiscal 2003 and 2002, shares from the ESOP were used to fund all employer allocations for the year.

ESOP I - In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 shares of Company common stock for $30,250,000, originally financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company (the “PCS Transaction”), the ESOP purchased 1,087,754 additional shares in fiscal 1996. In fiscal 1997, the Company extended the existing term of the outstanding loan balance from its original maturity to fiscal 2005.

ESOP II - In October 1987, the Company amended the Plan to provide for the purchase of shares of Company common stock by the ESOP. In conjunction with this amendment, the PSIP purchased from the Company 4,200,000 shares of Company common stock in 1987 for $54,900,000, financed by a fifteen-year term loan from the Company. Additionally, during fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 3,036,484 additional shares of Company common stock. The loan was paid in full as of March 31, 2003.

ESOP III - In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, the ESOP purchased 6,259,080 additional shares of Company common stock.

Employer Matching Allocations and Participants Accounts - Effective the last business day of each month throughout the fiscal year, participants are credited with matching Company contributions, in the form of the Company’s common stock, par value $0.01 (“Company common stock”), based on a percentage of their basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. In fiscal 2003 and 2002, employees were eligible for matching Company contributions of up to 3.9% and 4.68% of their eligible compensation.

Retirement Share Plan Allocation - The Retirement Share Plan (“RSP”) provides for the allocation to each eligible participant a percentage of the participant’s compensation. Such percentage depends on the participant’s combined age and years of service, or RSP “points” as defined in the Plan document. At the Company’s election, this allocation may be in the form of cash or shares of Company common stock. Employees hired after December 31, 1999 are not eligible to participate in the RSP.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

PSIP-PLUS Allocation - The “PSIP-PLUS allocation” is a per capita allocation of up to 30 shares of Company common stock per year. This allocation is made to certain employees who contribute at least 2% of their total compensation to the PSIP. Employees hired after December 31, 1999 are not eligible for the PSIP-PLUS.

Employer Contributions - Dividends on unallocated ESOP I and II shares, and on allocated and unallocated ESOP III shares, of Company common stock, are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. The cash contributions amounted to $16,011,000 and $18,863,000 for the years ended March 31, 2003 and 2002.

Vesting - Employees become vested in all employer allocations after five years of service (20% annually over five years). Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.

Forfeitures - A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other plan expenses as appropriate.

Diversification of Stock Fund - Participants who have completed five years of service may elect to transfer 50% of the Company contribution that is invested in the McKesson Employer Stock Fund to one or more of the other investment funds offered. After ten years of service, participants may elect to transfer up to 75% of the portion of their account representing the Company contributions. Participants who have reached age 50 and completed five years of service may transfer up to 100% of their balance related to the Company contributions. Amounts may be transferred in one percent increments or in whole dollars.

Payment of Benefits - Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Investments - The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2003			2002

	Number of	Cost	Fair Value	Number of	Cost	Fair Value
	Shares	Basis	of Shares	Shares	Basis	of Shares

Allocated shares	9,255	$238,699	$230,739	8,460	$198,929	$316,655
Unallocated shares	5,030	94,997	125,394	6,754	127,481	252,786

Total	14,285	$333,696	$356,133	15,214	$326,410	$569,441

The per share fair market value of McKesson Corporation common stock at March 31, 2003 and 2002 was $24.93 and $37.43.

The following is a reconciliation of the allocated and unallocated shares of the McKesson Employer Stock Fund at fair value for the years ended March 31 (in thousands):

	2003			2002

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Net Assets (beginning of year)	$318,304	$176,779	$495,083	$193,152	$160,005	$353,157
Net Appreciation (Depreciation)	(104,398)	(81,402)	(185,800)	104,515	63,922	168,437
Dividends and Interest	2,002	1,637	3,639	2,124	1,873	3,997
Employer Contributions		16,011	16,011		18,863	18,863
Benefits Paid to Participants	(20,635)		(20,635)	(33,833)		(33,833)
Interest Expense		(5,066)	(5,066)		(5,881)	(5,881)
Administrative Expense	(74)	(1)	(75)	(37)	(1)	(38)
Allocation of 1,723,714 shares, at market	45,816	(45,816)	—			—
Allocation of 1,768,679 shares, at market				62,002	(62,002)
Transfers	(9,193)		(9,193)	(9,619)		(9,619)

Net Assets (end of year)	$231,822	$62,142	$293,964	$318,304	$176,779	$495,083

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Cash Equivalents - The Plan considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments in the Master Trust are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Certus Stable Value Fund which are stated at contract value (or cost) plus accrued interest. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2003 and 2002. Investment income and certain administrative expenses are allocated to the individual plans based upon daily balances invested in each plan and are reflected as a reduction of net appreciation (depreciation) in fair market value of investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Plan Expenses – Expenses incurred by the Trustee, in connection with the purchase and sale of common stock, are paid from the appropriate investment fund. Other Plan expenses are paid by either McKesson or the Plan, as provided by the Plan document.

Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Reconciliation of Financial Statements to Form 5500 – The following is a reconciliation of certain accounts reported in the statement of changes in net assets available for benefits per the financial statements to the Form 5500:

	Amounts per
	Financial		Amounts per
	Statements	Forfeitures	Form 5500

2003
Net investment income (loss)	$(298,096)	$(1,568)	$(296,528)
Administrative expenses	962	1,568	2,530
2002
Net investment income (loss)	207,840	(1,834)	206,006
Administrative expenses	2,319	1,834	4,153

In fiscal 2003 and 2002, forfeitures totaling $1,568,000 and $1,834,000 were used to pay other Plan expenses.

3.	INTEREST IN McKESSON CORPORATION PROFIT-SHARING MASTER TRUST

The assets of the Master Trust are held by the Plan Trustee. On March 31, 2003, the Plan owned 100% of the assets in the Master Trust following the transfer of other McKesson-sponsored plans participating in the Master Trust. On March 31, 2002, the Plan’s ownership percentage in the Master Trust was 97.08%.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

The Master Trust investments consisted of the following at March 31 (in thousands):

	2003		2002

		Plan’s		Plan’s
	Amount	Ownership	Amount	Ownership

Institutional commingled funds, at fair value:
State Street Balanced Fund	$29,587	100.00%	$32,868	97.67%
State Street Bond Index Fund	18,338	100.00	18,953	99.83
State Street S&P 500 Index Fund	117,726	100.00	167,075	97.23

	165,651		218,896

Registered investment funds, at fair value:
Putnam International Growth Fund Y	9,292	100.00	12,287	97.26
Putnam Investors Fund Y	—		2,120	97.22
Fidelity Magellan Fund	40,606	100.00	53,774	99.57
Mutual Fund Window	152,470	100.00	154,131	99.55
MFS Institutional Large Cap Growth Fund	1,766	100.00	—	—

	204,134		222,312

Investments, at contract value:
Certus Stable Value Fund	102,126	100.00	98,627	93.52

	102,126		98,627

Other investments, at fair value:
Certus Stable Value Fund	7,982	100.00	5,401	93.52
Dodge & Cox Large Cap Value Fund	68,393	100.00	89,540	92.91
Wellington Management Small Cap Portfolio	16,549	100.00	21,935	97.04
McKesson Corporation Employee Company Stock Fund	30,951	100.00	45,439	99.84
Participant Loans	15,103	100.00	13,664	96.93
Brokerage Window	2,664	100.00	2,134	100.00
Cash and cash equivalents	1,631	100.00	829	100.00

	143,273		178,942

Total Master Trust Investments	$615,184	100.00%	$718,777	97.08%

Investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based on daily balances invested in each plan in the periods prior to their merger into the McKesson PSIP. Short-term investments earn interest at a current short-term rate. The Certus

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $24,512,000 and $24,744,000 at March 31, 2003 and 2002. The guaranteed rates range from 3.78% to 7.72% and the contracts mature at various dates through December 2007. The Certus Stable Value Fund also includes synthetic investment contracts that are benefit-responsive and are carried at contract value plus accrued interest totaling $77,614,000 and $73,987,000 at March 31, 2003 and 2002. These contract crediting rates ranged from 4.19% to 8.14% at March 31, 2003. There are no reserves against contract values for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through November 2008. The Plan’s investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

The Master Trust’s investment income (loss) for the years ended March 31, was as follows (in thousands):

	2003		2002

	Net		Net
	Appreciation		Appreciation
	(Depreciation)	Dividends	(Depreciation)	Dividends
	in fair value of	& Interest	in fair value of	& Interest
	Investments	Income	Investments	Income

Certus Stable Value Fund	$(199)	$6,134	$(154)	$6,176
Dodge & Cox Large Cap Value Fund	(18,856)	1,648	9,533	1,744
Fidelity Magellan Fund	(13,614)	336	(1,153)	620
Putnam International Growth Fund Y	(3,271)	48	(492)	—
Putnam Investors Fund Y	(359)	—	(53)	—
State Street Balanced Fund	(3,760)	15	791	25
State Street Bond Index Fund	2,056	—	1,079	—
State Street S&P 500 Index Fund	(40,647)	—	577	1
Wellington Management Small Cap Portfolio	(6,064)	226	3,194	260
Mutual Fund Window	(30,199)	2,277	(59)	3,122
Brokerage Window	(977)	—	(265)	—
MFS Institutional Large Cap Growth Fund	(147)	—	—	—
McKesson Corporation Employee Company Stock Fund	(15,093)	296	12,347	343
Participant Loans	38	1,033	—	1,285
Cash and Cash Equivalents	7	34	(6)	68

Total	$(131,085)	$12,047	$25,339	$13,644

4.	INVESTMENTS

The recorded values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002

Interest in Master Trust	$615,184	$697,792
McKesson Corporation common stock	356,133	569,441

5.	LINE OF CREDIT

In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans and reduce the number of shares that would be released to fund the employee benefits. In fiscal 2003 and 2002, the Plan released only the shares required to fund the annual ESOP benefits. The line of credit bears interest at LIBOR multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2003 and 2002, interest rates ranged from 1.19% to 1.21% and from 1.67% to 1.69% on the outstanding balances totaling $5,300,000. The line of credit is collateralized by 475,086 unallocated shares of McKesson Corporation common stock.

6.	ESOP PROMISSORY NOTES PAYABLE

The ESOP I promissory note supporting the July 1986 stock purchase is payable to Wells Fargo Bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term ending in fiscal 2005 (see Note 1, B). The interest rate is the London Interbank Offered Rate (“LIBOR”) plus 0.4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2003, the interest rate was 1.78%, and the outstanding balance was $1,839,000 ($2,674,000 at March 31, 2002). The note is guaranteed by the Company, without recourse to the participants’ accounts and is collateralized by 251,258 unallocated shares of McKesson Corporation common stock.

The ESOP II promissory note was payable to the Company in increasing annual installments (ranging from 4% to 11% of original principal) over a fifteen-year term ending in fiscal 2003. The interest rate was 77.5% of the prime rate or 89.08% of LIBOR, with an option to the borrower to fix the LIBOR rate for a period ranging from 1 month to 1 year. The note was paid in full in March 2003 and all shares of McKesson Corporation common stock that secured this note have been released. The balance of the note at March 31, 2002 was $5,924,000.

The ESOP III promissory note supporting the ESOP III purchase is payable to the Company in increasing annual installments (ranging from 3% to 8% of original principal) plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2003, the outstanding balance of the note was $54,533,000 ($60,577,000 at March 31, 2002). This note is collateralized by 4,303,504 unallocated shares of McKesson Corporation common stock.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Future minimum principal payments required on the ESOP notes are as follows (in thousands):

2004	$7,465
2005	8,102
2006	7,781
2007	8,465
2008	9,208
Thereafter	15,351

Total	$56,372

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated October 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. The Plan document has been restated (effective April 1, 1999 and January 1, 2001) since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

A request for an updated determination letter was filed in March 2002 as a result of certain changes to the Plan required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”).

Pursuant to an operational audit of the Plan conducted by the Plan sponsor in fiscal 2002 and 2001, the Plan sponsor in September 2002 made corrective payments to the Plan of amounts attributable to the late deposit of 401(k) contributions and to certain administrative expenses erroneously paid by the Plan. These amounts were not significant individually or in the aggregate. During fiscal year 2002, the Department of Labor (the “Department”) initiated a review of the Plan’s operations. The Department has not issued any report on its findings. The Plan sponsor is cooperating with the Department and will address matters, if any, requiring corrective action.

8.	PLAN TERMINATION

The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

9.	PENDING LITIGATION

On November 24, 1999, an action was filed in the United States District Court for the Northern District of California captioned Chang v. McKesson HBOC, Inc., et al., (Case No. C-00-20030 RMW) (“Chang”). On June 28, 2001, plaintiffs filed an amended class action complaint against McKesson, HBO & Company (“HBOC”, now known as McKesson Information Solutions, Inc. or “MIS”), and the Chase Manhattan Bank. The amended complaint in Chang generally alleged that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act of 1974 (commonly referred to as ERISA) in connection with administering the Plan and the HBO & Company Profit Sharing and Savings Plan (the “HBOC Plan”). Plaintiffs in Chang are alleged former employees of McKesson and participants in the Plan, and purportedly seek relief under sections 404-405, 409 and 502 of ERISA on behalf of a class defined to include participants in the Plan, including participants under the HBOC Plan, who maintained an account balance under the Plan as of April 27, 1999, who had not received a distribution from the Plan as of April 17, 1999, and who suffered losses as a result of the alleged breach of duty. On October 12, 2001, the Company, HBOC and Chase moved to dismiss the Chang action. The outcome of that motion is discussed below.

On February 7, 2002, a related ERISA class action was filed in the United States District Court for the Northern District of California captioned Adams v. McKesson Information Solutions, Inc. et al., No. C02-06 85 JCS (“Adams”). Plaintiff in Adams filed a first amended complaint on March 15, 2002, against MIS, McKesson, the HBOC Board of Directors, HBOC Plan Administrative Committee, HBOC Plan Investment Committee, the Plan (as a nominal defendant only), and certain current or former officers, directors or employees of McKesson or HBOC. Plaintiff alleges that he was a participant in the HBOC Plan and generally alleges that McKesson and HBOC breached their ERISA fiduciary duties to the HBOC Plan and its participants or engaged in transactions prohibited by ERISA. Plaintiff asserts his claims on behalf of a putative class defined to include all participants in the HBOC Plan and their beneficiaries for whose benefit the HBOC Plan acquired HBOC stock from March 31, 1996 to April 1, 1999. Plaintiff seeks (i) a judgment that McKesson and HBOC breached their fiduciary duties, (ii) an order requiring defendants to restore to the plan all losses caused by these purported breaches of fiduciary duty, and (iii) reasonable attorneys’ fees, costs and expenses.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

On June 3, 2002, the Honorable Ronald M. Whyte of the Northern District of California consolidated the Adams ERISA class action with the Chang ERISA class action. By order dated September 30, 2002, Judge Whyte dismissed the First Amended Complaint in the Chang action. Judge Whyte granted plaintiffs in Chang and Adams 30 days leave to file a consolidated and amended complaint under the caption In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. No. C-02-0685 RMW) (the “ERISA Action”). On December 31, 2002, plaintiffs filed a consolidated amended complaint (the “CAC”) in the ERISA Action. The CAC generally alleges that McKesson and HBOC breached their fiduciary duties under ERISA, and that HBOC engaged in transactions prohibited by ERISA. Plaintiffs further allege that McKesson and HBOC are liable under principles of respondeat superior and agency for alleged breaches of fiduciary duties by other defendants. The CAC seeks to have the defendants restore to the HBOC Plan and McKesson Plan losses allegedly caused by their alleged breaches of fiduciary duty, equitable relief, attorneys’ fees, costs and expenses. On February 28, 2003, McKesson filed a motion to dismiss the CAC and HBOC filed motions to dismiss portions of the CAC. Those motions are currently set for hearing before Judge Whyte on August 29, 2003.

Plan management does not believe it is feasible to determine the outcome or resolution of these proceedings or the effect, if any, on the Plan.

10.	RELATED-PARTY TRANSACTIONS

Certain investment options within the Master Trust are managed by Fidelity Investments, which also serves as the Plan’s record-keeper. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

11.	SUBSEQUENT EVENT

On April 1, 2003, Fidelity Management Trust Company became the Plan Trustee.

******

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2003 (IN THOUSANDS)

Investment	Cost Basis	Units	Fair Value

McKesson Corporation Common Stock	$333,696	14,285	$356,133

Note: In addition, McKesson Corporation common stock is held with the Master Trust and disclosed in the Form 5500.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED MARCH 31, 2003 (IN THOUSANDS)

	Purchases		Sales/Distributions
					Gain/
Identity of Issue	Number	Amount	Number	Amount	(Loss)

SERIES OF TRANSACTIONS
JP Morgan Domestic Liquidity Monthly Variable Master Notes/ Pooled Funds	67	$19,073	190	$19,242	$—
McKesson Corporation Common Stock	1	$295	53	$25,345	$5,052

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan

/s/ Paul E. Kirincic

Paul E. Kirincic
Senior Vice President
Human Resources

Date: August 28, 2003

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description

23.1	Independent Auditors’ Consent

32.1	Certification pursuant to 18 U.S.C. Section 1360, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification pursuant to 18 U.S.C. Section 1360, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002